March 6, 2015

VIA EDGAR CORRESPONDENCE

Mr. John Grzeskiewcz

Securities and Exchange Commission

Division of Investment Management

100 F. Street, N.E.

Washington, DC 20549

202.551.6961

Re:	The Taiwan Fund, Inc. (“Registrant”)
(File No. 811-04893)

Dear Mr. Grzeskiewicz:

This letter is written in response to the comments that you provided on February 27, 2015 regarding the preliminary proxy statement for the above-referenced Registrant, which was filed on Schedule 14A with the Securities and Exchange Commission (“SEC”) on February 18, 2015. The comments of the SEC Staff and the Registrant’s responses are listed below:

1. Comment: Confirm whether the two new nominees are increasing the size of the Board of Directors of the Registrant (the “Board”) or replacing existing directors that are departing the Board. If the size of the Board is being increased disclose why that is in stockholders best interests and if the existing directors are departing the Board disclose the reason(s) for their departures.

Response: The successful election of Chih Cheung and Lawrence Kudlow will increase the size of the Board from 5 to 7 directors. The Registrant will disclose why it believes increasing the size of the Board to include Messrs. Cheung and Kudlow is in the best interests of stockholders.

2. Comment: Confirm which directors are not United States residents and for those that are not United States residents confirm that they have a resident agent for service in the United States.

Response: We note that the proxy statement indicates the non-U.S. address of Director Anthony Kai Yiu Lo and Nominee for Director Chih Cheung. We also note that there is no requirement in Item 22 of Schedule 14A that a registrant disclose whether or not a non-resident director has appointed an agent for service in the United States.

If you have any further comments or questions, please contact me at (617) 662-1504.

Sincerely,

/s/ Brian F. Link
Brian F. Link
Secretary of The Taiwan Fund, Inc.

Cc: Leonard Mackey, Esq. – Clifford Chance US LLP